Exhibit 99.1

[This is an English translation of the original issued in Japanese]

【Note】 This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

March 14, 2022

Kohji Eguchi
President and CEO
MEDIROM Healthcare Technologies Inc.
Tradepia Odaiba
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders

to be held on March 29, 2022

Dear Shareholders:

We inform you that the 22nd Ordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) will be held at the Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan) on Tuesday, March 29, 2022 at 9:00 a.m., Japan Standard Time, for the purposes listed below. You are cordially requested to avoid attending the meeting to the extent possible this year to prevent the spread of the novel coronavirus disease (COVID-19) and to exercise your voting rights by mail or by instructing the depositary to vote the common shares on your behalf prior to the meeting (in writing). Therefore, please review the attached Reference Documents for General Meeting of Shareholders, and kindly exercise your voting rights prior to 6:00 p.m., Japan Standard Time, on Monday, March 28, 2022.

Details of the 22nd Ordinary General Meeting of Shareholders

1.	Date and time: Tuesday, March 29, 2022 at 9:00 a.m. (Reception commences at 8:30 a.m.), Japan Standard Time
2.	Venue: Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan)
3.	Agenda:

Matters to be resolved:

Proposal 1: To elect four (4) Directors

Proposal 2: To elect one (1) Corporate Auditor

Proposal 3: Granting of Retirement Benefits to Retiring Corporate Auditor

The outline of the agenda is as described in the following “Reference Materials Concerning Solicitation of Proxy Voting Rights.”

*	If you attend the meeting in person, please submit the enclosed voting form at the reception desk at the meeting location on the day of the meeting.
*	Please note that only shareholders of the Company as of the record date (December 31, 2021) can attend the meeting.

[This is an English translation of the original issued in Japanese]

*	Should any change need to be made to the Reference Documents for General Meeting of Shareholders, Business Report or Non-Consolidated Audited Financial Statements, such changes shall be posted on the website of the Company. (https://medirom.co.jp/en/ir)
*	For voting results, an extraordinary report shall be posted on the website of the Company in place of the Notice of Resolutions. Information in English will be posted on our English website.
*	We will take appropriate measures to prevent the spread of COVID-19 according to the circumstance on the day of the meeting. Should any significant change need to be made to the operation of the meeting in response to circumstances, such changes shall be posted on the website of the Company. Please check the updated information on our English website.
*	If you are a holder of our American Depository Shares (the “ADSs”), each of which represents one common share of the Company, you may instruct the depositary as to how to vote the number of deposited shares your ADSs represent. The Reference Documents for Solicitation of Proxy Voting Rights accompanying this Notice shall describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary as to how to vote. For instructions to be valid, they must reach the depositary by the date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of association or similar documents, to vote or to have its agents vote the common shares as instructed by you.
*	The depositary will not exercise any discretion in voting the common shares and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of ADSs of certain ADS holders.

[This is an English translation of the original issued in Japanese]

Continuation of the 22nd Ordinary General Meeting of the Shareholders

The Company originally planned to report its Business Report and the Non-Consolidated Audited Financial Statement for the fiscal year ending December 31, 2021 (the “2021 Financial Statements”) to its shareholders at the 22nd Ordinary General Meeting of Shareholders (“AGM”) to be held on March 29, 2022. However, the outbreak of the Omicron strain of COVID-19 within the Company and the various challenges imposed by remote working methods have contributed to an unusual account closing process and significant delays in the audit process. Therefore, it became impossible for the Company to present the Business Report and the 2021 Financial Statements at this AGM to be held on March 29, 2022.

As a result, the Company and the Board of Directors have comprehensively determined that it is in the best interest of the Company and the shareholders to hold the AGM within the period specified in the Company’s Articles of Incorporation to resolve the matters to be resolved and to hold a continued meeting (the “Continued Meeting”) to report the Business Report and the 2021 Financial Statements as soon as practicable.

Accordingly, the Company proposes to the shareholders that the Continued Meeting will be promptly convened upon completion of the necessary account settlement to report on the matters for the 22nd fiscal year, and to entrust the Board of Directors with holding the Continued Meeting (the “Proposal”). If this proposal is approved at the AGM, the Company intends to hold the Continued Meeting by sending the meeting notice to all shareholders separately after the AGM.

The Continued Meeting is a part of this AGM and the shareholders who are eligible to attend and vote at this AGM may attend the Continued Meeting.

[This is an English translation of the original issued in Japanese]

Reference Documents for Solicitation of Proxy Voting Rights

1.	Solicitor for the Exercise of Proxy Voting Rights

Kouji Eguchi, President and CEO

2.	Proposals and Reference Information

Proposal 1: To elect four (4) Directors

The terms of office of all four (4) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, we are seeking to elect four (4) Directors, including two (2) Outside Directors. The nominees for Directors are as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held (as of December 31, 2021)
Kouji Eguchi (July 27, 1973)

March 1996: Bachelor of Oceanography, Department of Marine Resources, Tokai University

April 1996: Jac Co. Ltd. (current Curtis Holdings, Inc.)

December 1999: Senior Managing Director, PriceDown.com, Inc. (Jac Co. Ltd.’s subsidiary)
July 2000: Director, Young Leaves, Inc. (currently MEDIROM Healthcare Technologies Inc.)

November 2001: Representative Director (current), ReRaKu Inc. (currently MEDIROM Healthcare Technologies Inc.)

June 2010: Director of the Japan Relaxation Industry Association (current)

Common Shares: 1,884,960 Shares Class A Common Share: 1 Share
Fumitoshi Fujiwara (December 28, 1965）

March 1989: Bachelor in Law, Meiji Gakuin University

April 1989: Shuwa Corporation

April 1993: Koei Tecmo Holdings Co., Ltd.

December 1998: CFO, Executive Officer Management Division

June 2000: Director and CFO, Spiralstar Japan, Inc.

June 2002: CEO, AC Capital Inc.

November 2009: Founder & CEO, Eaglestone Capital Management (current)

March 2017: Director and CFO, MEDIROM Healthcare Technologies Inc. (current)

40,000 Common Shares
Tomoya Ogawa (November 9, 1976) Outside Director

September 1999: Bachelor of Economics, Tokyo University

September 2001: Monitor Group Tokyo Branch

April 2004: Master in Law, Hitotsubashi University

April 2006: Legal Training Institute

September 2007: Abe, Ikubo & Katayama Law Office

December 2010: DeNA Inc.

March 2013: Director, MEDIROM Healthcare Technologies Inc. (current)

December 2014: Director, Akatsuki Corporation

28,500 Common Shares
Akira Nojima (May 23, 1964) Outside Director

March 1988: Bachelor in Law, Meiji Gakuin University

April 1988: Recruit Holdings Co., Ltd.

February 2015: Director and CEO, No Track Inc. (current)

March 2020: Director, MEDIROM Healthcare Technologies Inc. (current)

NIL

[This is an English translation of the original issued in Japanese]

* There is no special interest between each candidate and the Company.

* The Company has obtained the consent of each candidate to assume the office, subject to the approval of this agenda.

* The Company has purchased a liability insurance policy for the directors and officers as stipulated under Article 430-3, Paragraph 1 of the Companies Act, which provides that the insured shall be liable for damages and litigation expenses incurred by the insured in connection with the performance of his/her duties under the law. All premiums are paid by the Company. If the candidate is elected as a director, he/she will be included as an insured under the policy and the policy will be renewed with the same coverage during his/her term of office.

Proposal 2: To elect one (1) Corporate Auditor

Minekazu Shimada will retire from the position of Corporate Auditor of the Company at the conclusion of this Ordinary General Meeting of Shareholders. Therefore, the Company proposes the election of Toshiaki Komatsu as the Corporate Auditor of the Company as provided below. The Board of Corporate Auditors has given its consent to this proposal.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held (as of December 31, 2021)
Toshiaki Komatsu (December 23, 1973)

March 1998: Master of Science, Graduate School of Engineering Science, Osaka University

April 1998: Fujitsu Limited

January 2002: Founder and Director, Photocreate Co., Ltd.
July 2013: Listed Photocreate Co., Ltd. on Mothers, Tokyo Stock Exchange

September 2014: Resigned as Director of Photocreate Co., Ltd.

October 2017: Chairman of the Board of Directors, Photocreate Taiwan Corp.

NIL

* There is no special interest between each candidate and the Company.

* The candidate is an Outside Corporate Auditor.

* The Company has obtained the consent of each candidate to assume the office, subject to the approval of this agenda.

* The Company has purchased a liability insurance policy for the directors and officers as stipulated under Article 430-3, Paragraph 1 of the Companies Act, which provides that the insured shall be liable for damages and litigation expenses incurred by the insured in connection with the performance of his/her duties under the law. All premiums are paid by the Company. If the candidate is elected as a director, he/she will be included as an insured under the policy and the policy will be renewed with the same coverage during his/her term of office.

Proposal 3: Granting of Retirement Benefits to Retiring Corporate Auditor

We propose to pay JPY10,000,000 to Minekazu Shimada, who is retiring as the Corporate Auditor of the Company, at the conclusion of this Ordinary General Meeting of Shareholders, in recognition of his contributions to the Company and to reward his services during his term of office. The Board of Corporate Auditors has given its consent to this proposal. The details, such as payment timing, method, etc., shall be left to the discretion of the corporate auditors.

3.	Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals presented above.